FORM 11-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



 [X]ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF
                                      1934

For the fiscal year ended December 31, 2000

                                       OR


 [ ]TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT
                                    OF 1934
     [NO FEE REQUIRED]

For the transition period from .........to.........

Commission Title Number 0-9831


            THE LIZ CLAIBORNE 401(k) SAVINGS AND PROFIT SHARING PLAN
            --------------------------------------------------------
                              (FULL TITLE OF PLAN)


                                  -------------



                               LIZ CLAIBORNE, INC.
                     (NAME OF ISSUER OF THE SECURITIES HELD
                              PURSUANT TO THE PLAN)

                                  1441 BROADWAY
                            NEW YORK, NEW YORK 10018
                            ------------------------
                    (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)

                        FINANCIAL STATEMENTS AND EXHIBITS


Financial Statements
--------------------

See Index to Financial Statements and Schedule at page 4 and the accompanying Financial Statements.

Exhibits
--------

10(a) Liz Claiborne Savings Plan ("Savings Plan"), as amended and restated, is incorporated herein by reference from Exhibit 10(f) to the Company's Annual Report on Form 10-K for the fiscal year ended December 30, 1989.

10(b) Amendment Nos. 1 and 2 to the Savings Plan are incorporated herein by reference from Exhibit 10(g) to the Company's Annual Report on Form 10-K for the fiscal year ended December 26, 1992.

10(c) Amendment Nos. 3 and 4 to the Savings Plan are incorporated herein by reference from Exhibit 10(g)(i) to the Company's Annual Report on Form 10-K for the fiscal year ended December 25, 1993.

10(d) Amendment No. 5 to the Savings Plan is incorporated herein by reference from Exhibit 10(a) to the Company's Quarterly Report on Form 10-Q for the period ended July 2, 1994.

10(e) Amendment No. 6 to the Savings Plan is incorporated herein by reference from Exhibit 10(e)(iii) to the Company's Annual Report on Form 10-K for the fiscal year ended December 28, 1996 (the "1996 Annual Report").

10(f) Amendment No. 7 to the Savings Plan is incorporated herein by reference from Exhibit 10(e)(iv) to the Company's 1996 Annual Report.

10(g) Amendment No. 8 to the Savings Plan is incorporated herein by reference from Exhibit 10(e)(v) to the Company's Annual Report on Form 10-K for the fiscal year ended January 3, 1998.

10(h) Amendment No. 9 to the Savings Plan is incorporated herein by reference from Exhibit 10(e)(vi) to the Company's Annual Report on Form 10-K for the fiscal year ended January 2, 1999.

10(i) Merger Amendment to the Profit-Sharing Plan, the Lucky Brand Employee Retirement Plan and Trust, the Segrets, Inc. 401(k) Profit Sharing Plan and the Savings Plan is incorporated herein by reference from
          Exhibit 10(h) to the Company's Annual Report on Form 10-K for the fiscal year ended January 1, 2000.

10(j) The Liz Claiborne 401(k) Savings and Profit Sharing Plan, as amended and restated is incorporated herein by reference from Exhibit 10(g) to the Company's Annual Report on Form 10-K for the fiscal year ended December 30, 2000.

10(k) Trust Agreement dated as of July 1, 1994 between the Company and IDS Trust Company (the "Trust") related to the Plan is incorporated herein by reference from Exhibit 10(b) to the Company's Quarterly Report on Form 10-Q for the period ended July 2, 1994.

23        Consent of Independent Public Accountants.

                                    SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee has duly caused this annual report to be signed by the undersigned hereunto duly authorized.







                        THE LIZ CLAIBORNE 401(k) SAVINGS AND PROFIT SHARING PLAN
                        --------------------------------------------------------
                                            (Name of Plan)



                                              By /s/ Michael Scarpa
                                              ---------------------
                                              Michael Scarpa
                                              Member of Administrative Committee

                                              June 28, 2001

            THE LIZ CLAIBORNE 401(k) SAVINGS AND PROFIT SHARING PLAN
            --------------------------------------------------------

                   INDEX TO FINANCIAL STATEMENTS AND SCHEDULE
                   ------------------------------------------



REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS                                       5


FINANCIAL STATEMENTS:

Statements of Net Assets Available for Benefits
 as of December 31, 2000 and 1999                                              6

Statement of Changes in Net Assets Available for Benefits
 for the Year Ended December 31, 2000                                          7


NOTES TO FINANCIAL STATEMENTS                                            8 to 13


SUPPLEMENTAL SCHEDULE:

Schedule of Assets (Held at End of Year)
 as of December 31, 2000                                                14 to 16







Note: Schedules other than that referred to above have been omitted as inapplicable or not required under the instructions contained in the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 or the information is included elsewhere in the financial statements or the notes thereto.

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS



To the Administrative Committee of
  The Liz Claiborne 401(k) Savings and Profit Sharing Plan:


We have audited the accompanying statements of net assets available for benefits of the Liz Claiborne 401(k) Savings and Profit Sharing Plan (the "Plan") as of December 31, 2000 and 1999, and the related statement of changes in net assets available for benefits for the year ended December 31, 2000. These financial statements and the schedule referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2000 and 1999, and the changes in its net assets available for benefits for the year ended December 31, 2000, in conformity with accounting principles generally accepted in the United States.

Our audits were made with the purpose of forming an opinion on the basic financial statements taken as a whole. The schedule of assets (held at end of year) as of December 31, 2000 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.




/s/ Arthur Andersen LLP
Arthur Andersen

New York, New York
June 12, 2001

            THE LIZ CLAIBORNE 401(k) SAVINGS AND PROFIT SHARING PLAN
                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS




                                                    December 31
                                               2000             1999
                                               ----             ----

Investments, at fair value                  $150,146,618     $94,991,865
                                           --------------  --------------

Receivables
   Employer's contributions                    3,975,908          11,940
   Participants' contributions                   473,745         313,189
   Dividends and interest                          1,665           1,560
                                           --------------  --------------
      Total receivables                        4,451,318         326,689
                                           --------------  --------------

Net assets available for benefits:          $154,597,936     $95,318,554
                                           ==============  ==============







The accompanying notes to financial statements are an integral part of these statements.

            THE LIZ CLAIBORNE 401(k) SAVINGS AND PROFIT SHARING PLAN STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                      FOR THE YEAR ENDED DECEMBER 31, 2000





Additions:
----------
Additions to net assets attributed to:
  Interest                                                  $    307,586
  Dividends                                                    4,760,667
                                                           --------------
                                                               5,068,253
  Contributions:
    Employer                                                   7,034,407
    Participants                                              11,552,027
    Transfer from merged plans                                71,004,931
                                                           --------------
                                                              89,591,365
                                                           --------------
      Total additions                                         94,659,618
                                                           --------------

Deductions:
-----------
Benefits paid to participants                                (17,463,284)
Net depreciation in fair value of investments                (17,912,227)
Self-directed brokerage account fees                              (4,725)
                                                           --------------
      Total deductions                                       (35,380,236)
                                                           --------------

      Net increase                                            59,279,382

Net assets available for benefits
  Beginning of year                                           95,318,554
                                                           --------------
  End of year                                               $154,597,936
                                                           ==============





The accompanying notes to financial statements are an integral part of this statement.

            THE LIZ CLAIBORNE 401(k) SAVINGS AND PROFIT SHARING PLAN
                          NOTES TO FINANCIAL STATEMENTS


(1)  Description of the Plan
     -----------------------
     The following description of the Liz Claiborne 401(k) Savings and Profit Sharing Plan (the "Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

     General
     -------
     The Liz Claiborne 401(k) Savings and Profit Sharing Plan, as amended, was adopted by Liz Claiborne, Inc. (the "Company") effective April 1, 2000. An administrative committee (the "Administrative Committee") has been appointed by the Board of Directors of the Company to supervise the administrative and investment operations of the Plan. The Plan is a defined contribution plan subject to the reporting and disclosure requirements, participation and vesting standards, and fiduciary responsibility
     provisions  of  the  Employee   Retirement  Income  Security  Act  of  1974
     ("ERISA"), as amended. The provisions of the Plan comply with the requirements of ERISA. Employees of the Company and certain of its majority-owned subsidiaries who are not covered by certain collective bargaining agreements become eligible to participate in the Plan on the first of the month after they have attained age 21, have completed 12 consecutive months of service and have worked at least 1,000 hours during those 12 months.

     Effective April 1, 2000, there is an automatic enrollment into the Plan. Employees hired on or before April 1, 1999, who have worked 1,000 hours in any anniversary year of their hire date, and are not currently participating in the Plan, will be automatically enrolled for a 3% contribution along with the Company match effective April 1, 2000. Employees have the opportunity to waive the automatic enrollment election prior to any Plan contribution deducted from their pay.

     In January 2000, the assets of the Liz Claiborne Profit-Sharing Retirement Plan amounting to approximately $67,800,000 were merged into the Plan. Also, as a result of Company acquisitions, The Lucky Brand Employee Retirement Plan, The Podell Industries, Inc. 401(k) Profit Sharing Plan, and The Segrets, Inc. 401(k) Plan were merged into the Plan.

     Contributions
     -------------

     Participants may contribute amounts ranging from 1% to 15% of pretax annual compensation, as defined in the Plan. The Company matches an amount equal to 50% of each participant's contributions up to the first 5% of pretax compensation contributed. Participants' contributions are made at the option of each employee, except that certain participants may be restricted as to the amount of the contribution pursuant to the provisions of the Internal Revenue Code, as amended (the "Code"). Additionally, the Company makes contributions from its current or accumulated earnings in the amount determined by an annual resolution of the Board of Directors. Contributions for 2000 were 3% of participants' eligible salaries, as defined. Participants direct the investment of all contributions into various investment options offered by the Plan. The Plan currently offers several mutual funds, a Company stock fund and a self-directed brokerage account as investment options for participants. Effective April 1, 2000, the Company contributed an amount equal to 50% of each participant's contributions up to 6% of pretax compensation.

     Participant Accounts
     --------------------
     Each participant's account is credited with the participant's and Company's contribution as well as an allocation of the Plan's earnings. The allocation is based on participants' account balances, as defined in the Plan document.

     Vesting
     -------
     Participants become vested in their Company matching contribution account based on their number of years of service with the Company. The vesting schedule is as follows:

     401(k) Savings Plan Participants & Profit Sharing Plan Participants hired before January 1, 1997:

          Years of Service                       Vested
          with the Company                     Percentage
          ----------------                     ----------
               Less than 2                             0%
                         2                            20%
                         3                            40%
                         4                            60%
                         5                            80%
                 6 or more                           100%

     Profit Sharing Participants hired after January 1, 1997:

          Years of Service                       Vested
          with the Company                     Percentage
          ----------------                     ----------
               Less than 5                             0%
                         5                           100%

     Participant's interest in their Company matching contribution account is fully vested and non-forfeitable in the event of death, disability or retirement at or after normal retirement date (age 65).

     Investment Options
     ------------------
     During 2000, participants were able to direct employee and Company contributions in 5% increments in any of the following investment options:

          American Express Trust Income II
          --------------------------------
          A collective investment fund managed by American Express Trust Company that invests in a diversified pool of insurance and bank investment contracts of varying maturity, size and yield. The fund also invests in short-term investments and the American Express Trust Stable Capital Fund I which invests primarily in the synthetic investment contracts. The fund may invest in insurance separate account contracts and other alternative investment contracts. The fund's investment goal is to preserve principal while maximizing current income.

          AXP Federal Income
          ------------------
          A diversified income mutual fund managed by American Express Financial Corporation which generally invests at least 65% of its assets in U.S. government and government agency securities. The fund may also invest in options on governmental securities, pools of mortgage loans issued by financial or non-governmental mortgage institutions, non-governmental mortgage related securities and debt, and cash and cash equivalents. The fund's investment goal is to seek a high level of current income and safety of principal consistent with investments in U.S. government and government agency securities.

          AXP Mutual
          ----------
          A diversified mutual fund managed by American Express Financial Corporation that invests 65% of its assets in value-oriented, large capitalization domestic equities and 35% in high quality fixed income securities. The fund focuses primarily on high quality fixed income securities, such as government and investment grade corporate bonds. The fund's investment goal is to provide a balance of growth of capital and current income.

          American Express Trust Equity Index II
          --------------------------------------
          A collective fund managed by American Express Trust Company which invests primarily in common stock of U.S. companies upon which the Standard & Poor's 500 Stock Index is based. This fund is a collective investment fund that invests primarily in the American Express Equity Index Base Fund. The fund may also invest in high-quality money market securities and stock index futures contracts. The fund's investment goal is to achieve a rate of return as close as possible to the return of the Standard & Poor's 500 index.

          AXP New Dimensions
          ------------------
          A diversified mutual fund managed by American Express Financial Corporation that invests primarily in common stocks of U.S. and foreign companies with significant growth potential due to superiority in technology, marketing or management. The fund also invests in preferred stocks, debt securities, derivative instruments and money market instruments. The fund's investment goal is to provide long-term growth of capital.

          Templeton Foreign
          -----------------
          An international specialty growth fund managed by the Franklin Templeton Group that invests primarily in stocks and debt obligations of companies and governments outside the United States. The fund's investment goal is to achieve long-term capital growth.

          Invesco Dynamics
          ----------------
          A mid cap growth fund that is actively and aggressively managed. Invests primarily in U.S. common stocks, but has the flexibility to invest in other types of securities. The fund's investment goal is to provide appreciation of capital.

          American Century Income & Growth
          --------------------------------
          A large cap value fund, which invests primarily in common stocks, selected from a universe of the 1,500 largest companies as traded in the United States, as determined by their market capitalization. The fund's investment goal is to provide dividend, growth, current income and capital appreciation.

          Janus Worldwide
          ---------------
          A diversified fund that invests primarily in common stocks of foreign and domestic companies of any size, regardless of organization or place of principal business activity. The fund normally invests on issuers from at least five different countries, including the United States, but may at times invest in fewer than five countries, or even a single country. The fund's investment goal is to provide long-term growth of capital.

          Franklin Small Cap Growth
          -------------------------
          A growth fund that invests primarily in equity securities of companies demonstrating accelerating growth, increasing profitability, or above-average growth or growth potential as compared with the overall economy. The fund's primary goal is to provide long-term capital appreciation over current income.

          Liz Claiborne, Inc. Company Stock
          ---------------------------------
          The Plan Trustee buys shares of Liz Claiborne, Inc. common stock at current market prices on the New York Stock Exchange. The fund's investment goal is to provide participants with a way to invest in Liz Claiborne, Inc. The Company's contribution may also be made directly to the Plan in shares of Liz Claiborne, Inc. common stock (Note 4). A portion of the fund's assets is invested in the American Express Trust Money Market account.

          Self-Directed Brokerage Account
          -------------------------------
          Participants are permitted to invest funds under the Plan in a Self-Directed Brokerage Account that allows them access to other mutual funds. Initially, a $3,000 minimum amount is required to open an account, which will be transferred from current account balances in the Plan. Deferrals may not be deposited directly into the account and direct withdrawals and loans are prohibited.

     Risks and Uncertainties
     -----------------------
     Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term.

     Participant Loans
     ------------------
     Active participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of the account balances, whichever is less. The loans are secured by the balance in the participant's account and bear interest at rates that range between 8.0% and 10.5%. The interest rate charged is the prime rate plus 1%. Principal and interest is paid ratably through payroll deductions not to exceed 5 years.

     Effective April 1, 2000, loans were limited to one outstanding at any time. Existing loans were grandfathered, however, new loans will not be allowed until all outstanding loans are paid in full.

     Payment of Benefits
     -------------------
     Upon termination of employment, the value of a participants vested account is payable in stock of the Company, or in cash, or the participant may elect to roll the balance to an IRA or a future employer's plan. At the participant's election, such distribution may be requested immediately. Alternatively, (i) if the balance is less than $5,000, a distribution will be processed in the next quarter following the participant's separation from the employer, or (ii) if the account balance is in excess of $5,000, payments can be requested over a period from two to ten years, or (iii) if the account balance is in excess of $5,000 and the participant reaches age 65, distribution will be processed for December 31 of that year.

     As allowed under Internal Revenue Service rules, participants may withdraw funds from their account while employed if needed to satisfy an immediate and heavy financial need. Any amount withdrawn will be subject to income taxes and may be subject to an additional tax based on early withdrawal. Hardship withdrawals require a twelve-month suspension from contributing to the Plan from the date of the hardship withdrawal.

     Forfeited Accounts
     ------------------
     At December 31, 2000, forfeited non-vested account balances totaled $873,598. These accounts will be used to reduce future Company contributions. Also, in 2000, employer contributions were reduced by $1,295,862.


(2)  Summary of Significant Accounting Policies
     ------------------------------------------
     Basis of Accounting
     -------------------
     The accompanying financial statements of the Plan have been prepared using the accrual method of accounting.

     Investment Valuation and Income Recognition
     -------------------------------------------
     The Plan's investments are stated at market value. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year-end. Security transactions are recorded on a settlement date basis. The difference resulting from the recording of transactions between trade date and settlement date was not significant to the Plan's financial statements. Dividend income is recorded at the ex-dividend date. Income from other investments is recorded as earned on an accrual basis. Realized and unrealized gains and losses on plan assets are determined based on the value of the assets at the beginning of the plan year or at the time of purchase during the year.

     Payment of Benefits
     -------------------
     Benefit payments are recorded when paid.

     Administrative Costs
     --------------------
     The Company pays all administrative expenses incurred by the Plan. Participants invested in the Self-Directed Brokerage Account pay all brokerage expenses.

     Use of Estimates
     ----------------
     The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

     Prior Year Reclassification
     ---------------------------
     Certain items previously reported in specific captions in the accompanying financial statements have been reclassified to conform to the current year's presentation.


(3)  Investments
     -----------
     The market value of individual investments that represent 5% or more of the Plan's total net assets available for plan benefits as of December 31, 2000 and 1999 was as follows:

                                                         2000           1999
                                                         ----           ----
          American Express Trust Income II          $ 21,013,811   $ 19,489,001
          AXP Mutual                                  34,217,336      7,500,078
          American Express Equity Index I             31,709,610     24,903,375
          AXP New Dimensions                          20,693,696     22,919,068
          Liz Claiborne, Inc. Common Stock             8,362,254      8,440,755

     During 2000, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by $17,912,227 as follows:

          Net (depreciation) appreciation in market value:
          ------------------------------------------------
          Common collective trusts                                 $(15,393,487)
          Mutual funds                                               (2,021,985)
          Self-directed brokerage account                            (1,692,612)
          Liz Claiborne, Inc. Common Stock                            1,195,857
                                                                   -------------
                                                                   $(17,912,227)
                                                                   =============


(4)  Related Party Transactions
     --------------------------
     The members of the Plan's Administrative Committee currently serve in the following respective positions: Chairman of the Board and Chief Executive Officer; Senior Vice President, Finance and Administration; Chief Financial Officer; Vice President, Treasury and Investor Relations and Vice President, Cash and Risk Management.

     Liz Claiborne, Inc. is also a party-in-interest to the Plan under the definition provided in Section 3(14) of ERISA. Therefore, Liz Claiborne, Inc.'s Common Stock transactions qualify as party-in-interest transactions.

     Certain plan investments are units of funds managed by American Express Trust Company. The American Express Trust Company is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.

(5)  Plan Termination
     ----------------
     The Plan may be terminated at any time at the Company's sole discretion subject to the provisions of ERISA. Upon termination, contributions by the Company and participants cease and all Company contributions that had been credited to each participant's account would fully vest. At this time, management has no intention of terminating the Plan.

(6)  Tax Status
     ----------
     The Plan has received a favorable determination letter, dated March 4, 1996, from the Internal Revenue Service to the effect that the Plan is qualified under Section 401 of the Internal Revenue Code. Since the Plan is qualified, participants are not taxed on contributions or on the related earnings until they receive distributions from the Plan or default on their loan repayments. Additionally, the Plan is not taxed on its dividend and interest income or any capital gains whether realized or unrealized. The Plan has been amended since receiving the determination letter and is in the process of applying for a new determination letter. The Plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Internal Revenue Code.

(7)  Reconciliation to Form 5500
     ---------------------------
     The following is a reconciliation of net assets available for benefits per the accompanying financial statements to the Form 5500:

                                                                     December 31,
                                                                  2000          1999
                                                                  ----          ----
     Net assets available for benefits per
      the financial statements                                $154,597,936   $95,318,554
     Amounts allocated to withdrawing participants              (6,335,685)   (3,200,806)
                                                              ------------   -----------
     Net assets available for benefits per the Form 5500      $148,262,251   $92,117,748
                                                              ============   ===========


     The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:

                                                                               Year ended
                                                                            December 31, 2000
                                                                            -----------------
  Benefits paid to participants per the financial statements                    $17,463,284
  Add: Amounts allocated to withdrawing participants at December 31, 2000         6,335,685
  Less: Amounts allocated to withdrawing participants at December 30, 1999       (3,200,806)
                                                                              -------------
  Benefits paid to participants per the Form 5500                               $20,598,163
                                                                              =============

     Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31 but not yet paid as of that date.

                                   THE LIZ CLAIBORNE 401(k) SAVINGS AND PROFIT SHARING PLAN
                                      LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
                                                   AS OF DECEMBER 31, 2000
                                                                                        Plan#:002
                                                                                        EIN:13-2842791


   IDENTITY OF ISSUER, BORROWER,                           INVESTMENT      NUMBER OF         CURRENT
   LESSOR OR SIMILAR PARTY                                 DESCRIPTION       SHARES           VALUE
   -----------------------                                 -----------       ------           -----
*  American Express Trust Income II                       Mutual Fund       1,016,535       $21,013,811
*  AXP Federal Income                                     Mutual Fund       1,174,385         5,566,584
*  AXP Mutual                                             Mutual Fund       3,107,842        34,217,336
   American Express Equity Index I                        Mutual Fund         827,862        31,709,610
*  AXP New Dimensions                                     Mutual Fund         712,102        20,693,696
   Franklin Small Cap                                     Mutual Fund         150,793         5,930,684
   Templeton Foreign                                      Mutual Fund         198,451         2,051,979
   American Century Growth & Income                       Mutual Fund          55,825         1,684,802
   Invesco Dynamics                                       Mutual Fund         217,302         5,165,280
   Janus Worldwide                                        Mutual Fund         106,120         6,034,007
                                                                                        ---------------
                                                                                            134,067,789
                                                                                        ---------------

   Liz Claiborne Company Stock
   ---------------------------
*  Liz Claiborne, Inc. Common Stock                       Common Stock        200,895         8,362,254
*  American Express Trust Money Market                    Money Market        254,380           254,380
                                                                                        ---------------
                                                                                              8,616,634
                                                                                        ---------------
   Self Directed Brokerage Account
   -------------------------------
   Dreyfus Laurel                                         Mutual Fund             869            28,735
   Dreyfus Emerging Leaders                               Mutual Fund           1,202            47,582
   Dreyfus Appreciation                                   Mutual Fund           1,933            83,012
   Invesco Dynamics                                       Mutual Fund           2,908            69,120
   Invesco Bond Fund-High Yield                           Mutual Fund           7,056            35,985
   Invesco Sector Funds-Financial Services                Mutual Fund           2,082            67,233
   Invesco Sector Funds-Energy                            Mutual Fund             737            15,396
   Invesco Sector Funds-Health Services                   Mutual Fund             421            24,978
   Invesco Sector Funds-Technology                        Mutual Fund             858            51,279
   Invesco Speciality                                     Mutual Fund           1,581            57,346
   Janus Fund                                             Mutual Fund           6,764           225,179
   Janus Investment-Short Term                            Mutual Fund           3,194           170,133
   Janus Twenty                                           Mutual Fund           2,938           160,987
   Janus Investment-Equity                                Mutual Fund           3,322            68,540
   Janus Investment-Fixed                                 Mutual Fund           7,003           247,571
   Janus Investment Balanced                              Mutual Fund           1,368            29,067
   Janus Overseas                                         Mutual Fund             539            14,318
   Janus World Wide                                       Mutual Fund           2,266           128,861
                                                                                        ---------------
   SUBTOTAL SELF-DIRECTED INVESTMENTS:                                                        1,525,322

                                   THE LIZ CLAIBORNE 401(k) SAVINGS AND PROFIT SHARING PLAN
                                      LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
                                                   AS OF DECEMBER 31, 2000




   IDENTITY OF ISSUER, BORROWER,                           INVESTMENT      NUMBER OF         CURRENT
   LESSOR OR SIMILAR PARTY                                 DESCRIPTION       SHARES           VALUE
   -----------------------                                 -----------       ------           -----
   PREVIOUS PAGE SUBTOTAL:                                                                    1,525,322
   Janus Olympus                                          Mutual Fund           4,302           177,033
   Janus Mercury                                          Mutual Fund          13,969           414,468
   Janus Investment-Global Technology                     Mutual Fund           2,477            50,093
   American Century Ultra Investors                       Mutual Fund           2,004            64,858
   American Century International Growth                  Mutual Fund             633             6,916
   Strong Growth                                          Mutual Fund             468            12,659
   Strong Conservative Equity                             Mutual Fund             175             3,055
   Strong Conservative Short Term                         Mutual Fund             569            14,431
   Strong Total Return                                    Mutual Fund             182             6,334
   Strong Equity-Enterprise                               Mutual Fund             549            15,573
   Scudder International                                  Mutual Fund             649            20,143
   Warburg Pincus Emerging Growth                         Mutual Fund             262             9,407
   Warburg Pincus Japan                                   Mutual Fund           7,025            15,665
   Warburg Pincus Growth                                  Mutual Fund           5,731            39,887
   Cash Reserve Fund                                      Mutual Fund         364,361           364,361
   Dreyfus Investment Grade Bond                          Mutual Fund          20,078           239,123
   Janus Invst Special Situation                          Mutual Fund           1,503            26,582
   Brandywine Fund                                        Mutual Fund             343            10,071
   Artisan Intn'l Growth                                  Mutual Fund           3,615            79,162
   Robertson Stephens Emerging Growth                     Mutual Fund             840            36,958
   Janus Global Life - Sciences                           Mutual Fund          18,268           391,852
   First Hands Fund                                       Mutual Fund             580            43,094
   Invesco Sector - Leisure                               Mutual Fund             211             7,697
   Van Wagoner Mid Cap                                    Mutual Fund             729            14,786
   Van Wagoner Post Venture                               Mutual Fund             476            12,612
   Van Wagoner Technology                                 Mutual Fund             236             9,869
   Invesco Stock Funds - Small Co Growth                  Mutual Fund             266             4,077
   Westcore TR Int'l Frontier Fund                        Mutual Fund             315             3,068
   Gabelli Asset Fund - SH Ben                            Mutual Fund           1,589            53,880
   RS Invt TR                                             Mutual Fund             638            12,126
                                                                                        ---------------
   SUBTOTAL SELF-DIRECTED INVESTMENTS:                                                        3,685,162

                                   THE LIZ CLAIBORNE 401(k) SAVINGS AND PROFIT SHARING PLAN
                                      LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
                                                   AS OF DECEMBER 31, 2000




   IDENTITY OF ISSUER, BORROWER,                           INVESTMENT      NUMBER OF         CURRENT
   LESSOR OR SIMILAR PARTY                                 DESCRIPTION       SHARES           VALUE
   -----------------------                                 -----------       ------           -----
   PREVIOUS PAGE SUBTOTAL:                                                                    3,685,162
   Pimco FDS Multi Mngr Serv Innovation FD CL D           Mutual Fund               8               317
   PBHG Tech & Communication                              Mutual Fund           1,619            55,753
   PBHG Select Equity                                     Mutual Fund           2,919           120,359
   RYDEX Service Biotechnology                            Mutual Fund           1,106            32,942
   Strong Conservative Equity - Blue Chip                 Mutual Fund           1,082            17,926
   SSGA Growth & Income                                   Mutual Fund             603            13,247
   Accessor Small to Mid Cap                              Mutual Fund             732            14,606
   Janus Investment Fund - Strategic Value                Mutual Fund             992            10,441
   Warburg Pincus Small Company                           Mutual Fund             593            12,469
   Tweedy Browne Global Value                             Mutual Fund           2,656            53,067
   Oak Associate Balanced                                 Mutual Fund           2,959           137,518
   Oak Associate - White Oak Growth                       Mutual Fund           3,849           242,738
   Oak Associate - Red Oak Technology Select              Mutual Fund           8,115           176,748
   Strong Opportunity                                     Mutual Fund              47             1,996
   PBHG Large Cap Growth                                  Mutual Fund             363            10,571
   PBHG Growth 20                                         Mutual Fund             559            14,086
   PBHG Growth                                            Mutual Fund             118             3,670
   Strong Growth 20                                       Mutual Fund              67             1,671
   Strong Mid Cap Growth                                  Mutual Fund              84             1,701
   Mid Cap FD Inv SHS                                     Mutual Fund             464            12,336
   Bjurnman FDS Micro-Cap FD CLD                          Mutual Fund              89             3,665
   ICON FDS Energy FD                                     Mutual Fund             277             3,846
   Janus Investment Fund Orion FD                         Mutual Fund           1,003             7,031
   PBHG Mid Cap Value FD                                  Mutual Fund             209             3,094
   RS Invt TR MicroCap Growth FD                          Mutual Fund           1,034            21,390
   Profund Ultra Short OTC Profund Inv Cl                 Mutual Fund           4,635           105,777
   RCMC Equity FDS Inc Dresdner RCM Biotechnology FD      Mutual Fund           1,240            45,107
   Westport FDS Small Cap FD CL R                         Mutual Fund             409             7,458
   Invesco Stk FDS Inc Blue Chip Growth FD Inv SHS        Mutual Fund           1,277             6,578
   Berger Growth FD Inc Com                               Mutual Fund             573             7,059
   Berger Invt Portfolio TR Small Co Growth FD Inv SHS    Mutual Fund             816             3,909
   Janus Flex Inc FD                                      Mutual Fund             651             5,954
   Janus Invt Fund                                        Mutual Fund             583             5,648
   Rowe T Price Financial Svcs FD Inc                     Mutual Fund             150             3,209
                                                                                        ---------------
   SUBTOTAL SELF-DIRECTED INVESTMENTS:                                                        4,849,049
                                                                                        ---------------
                                                                                           $147,533,472
   Loans to participants, at interest rates ranging from 8.0 % to 10.5 %
   and maturity dates to June 17, 2005                                                       $2,613,146
                                                                                        ---------------
   TOTAL INVESTMENTS, AT FAIR VALUE                                                        $150,146,618
                                                                                        ===============

   *Represents a party-in-interest to the Plan.